SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                      REPORT OF FOREIGN PRIVATE ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                        Date of Report: June 4, 2003



                                  BIORA AB

                          SE-205 12 Malmo, Sweden



                      Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    |x|  Form 20-F                      |_|  Form 40-F



         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    |_|  Yes                            |x|  No



         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of a Press Release dated June 4, 2003 regarding US approval of a new indication for EmdogainGel.






Press release from Biora AB (publ), June 4, 2003

No 10/03                                                   FOR IMMEDIATE RELEASE

A NEW INDICATION FOR EMDOGAINGEL APPROVED IN THE US

Biora has received U.S. Food and Drug Administration (FDA) approval for a new indication for EmdogainGel in the treatment of mandibular Class II furcations with minimal proximal bone loss (periodontal defects between the tooth roots in the lower jaw). Biora plans to launch this new indication in the US market in June 2003.

Donna Janson, CEO and President of Biora comments: "The recent FDA approval for the use of EmdogainGel in the treatment of furcations defects further demonstrates Emdogain's regenerative ability and efficacy. Furcation defects are normally challenging to treat, however, the results of a multi-center clinical trial have shown that new tooth supporting tissues can be achieved in these defects following the use of EmdogainGel. The addition of the furcation indication broadens the use of EmdogainGel in the area of periodontal regeneration and strengthens EmdogainGel's position as the treatment of choice for periodontal defects."

Emdogain has been approved for treatment of furcation defects in Europe since its introduction in 1996.



Biora develops, manufactures and sells biology-based products for the treatment of dental diseases. The principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange (Stockholmsborsen) in Sweden. This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with the Securities and Exchange Commission.

__________________________________________________________
For further information, please contact:
- Svante Lundell, CFO and Investor Relations, Biora tel:+46 70 532 3056
- Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
- http://www.biora.com


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          BIORA AB


        Dated: June 4, 2003               By: /s/  Svante Lundell
                                              ----------------------------------
                                              Svante Lundell
                                              Chief Financial Officer